Exhibit 99.1

NEWS RELEASE

MINEFINDERS RETIRES 2011 CONVERTIBLE NOTES

(All figures are in United States dollars).

Vancouver, British Columbia – December 20, 2011 – Minefinders Corporation Ltd. (“Minefinders” or the “Company”) (TSX: MFL) (NYSE AMEX: MFN) announced today the full settlement of its $52.1 million convertible notes (the “2011 Notes”) in accordance with their terms.

In settling the 2011 Notes, the Company issued 4,202,199 common shares on the conversion of $45.72 million face value of the 2011 Notes. The remaining 2011 Notes with a face value of $6.34 million were held to maturity and settled by a cash payment of $6.34 million in respect of the principal and $0.14 million in respect of accrued interest.

The 2011 Notes, which were issued in October 2006 and matured on December 15, 2011, had a face value of $52.1 million, an interest rate of 4.5% and were convertible at the election of the holders a rate of 91.9118 common shares per $1,000 principal amount of notes equal to $10.88 per share.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the Dolores gold and silver mine in Mexico. For more information, please visit our website at www.minefinders.com.

Investor contacts:

Jonathan Hackshaw
Director of Corporate Communications
Toll Free: (866) 687-6263

Mike Wills
Investors Relations Representative
Toll Free: (866) 687-6263